Exhibit 24

March 16, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Authorization to Sign Rule 16 Forms

To whom it may concern:

I am the Chief Financial Officer of EnergySolutions, Inc. (“EnergySolutions”) and, until further written notice, I hereby individually authorize Breke J. Harnagel (EnergySolutions’ Acting General Counsel and Secretary), Heidi Nakaishi (EnergySolutions’ Paralegal) and Curt DeFriez (EnergySolutions’ Corporate Controller) to sign on my behalf a Form 3 and any Form 4 or Form 5 or related form that I have filed or may file hereafter in connection with my direct or indirect ownership of EnergySolutions securities, and to undertake any other action of any type whatsoever in connection with the foregoing which in his or her opinion may be of benefit to, in the best interest of, or legally required by me.

Very truly yours,

/s/ Mark McBride